Exhibit 99.1

NOTICE OF AMENDMENT OF THE DEPOSIT AGREEMENT AND

TERMINATION OF THE AMERICAN DEPOSITARY RECEIPT(“ADR”) PROGRAM FOR TEVA PHARMACEUTICAL INDUSTRIES LIMITED

To Holders of American Depositary Shares (“ADSs”) of Teva Pharmaceutical Industries Limited

Company:	Teva Pharmaceutical Industries Limited, a company incorporated under the laws of the State of Israel, and its successors.

Depositary:	Citibank, N.A.

Custodian:	Citibank Tel Aviv.

Shares:	Fully paid ordinary shares of the Company.

ADS-to-Share Ratio:	Each ADS represents the right to receive one (1) Share.

Deposit Agreement:	Second Amended and Restated Deposit Agreement, dated as of December 4, 2018, as proposed to be amended by Amendment No. 1 to the Second Amended and Restated Deposit Agreement, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

Ticker Symbol:	TEVA.*

Existing ADS CUSIP No.:	881624209.*

Books Closure Date:	September 4, 2026 (5:00 PM New York time) not to be reopened.

Termination Date:	September 14, 2026 (7:00 AM New York time).

*	Ticker Symbol and CUSIP No. are provided for convenience only and without any liability for accuracy.

Amendment

Notice is hereby given that, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary have agreed, effective as of August 31, 2026, to amend the Deposit Agreement to include a mandatory ADS cancellation and exchange process, that is to be implemented at the instruction of the Company in the event of the termination of the existing ADS program.

Effective as of the Books Closure Date, the books and records for issuances and cancellations will be closed and will not reopen. No further ADSs will be issued and surrenders for cancellation will not be accepted after the Books Closure Date.

The Depositary will file (x) a form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement, and (y) a form of ADR that reflects the additional termination provision, with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Post-Effective Amendment No. 1 to Registration Statement on Form F-6. A copy of the filing can be retrieved from the SEC’s website at www.sec.gov under Registration Number 333-269640.

If you have any questions, please refer to the “Frequently Asked Questions” available at ir.tevapharm.com. Copies of the Deposit Agreement are available at the principal office of the Depositary located at 388 Greenwich Street, New York, NY 10013 and can be retrieved from the SEC’s website at www.sec.gov under Registration Number 333-269640.

Termination

CITIBANK, N.A. HEREBY GIVES NOTICE TO HOLDERS OF THE TERMINATION OF THE ADR PROGRAM EFFECTIVE AS OF THE TERMINATION DATE.

Pursuant to Section 6.2 of the Deposit Agreement, the Company and the Depositary have agreed to terminate the Deposit Agreement and the Company has directed the Depositary to implement a mandatory exchange of Shares for, and mandatory cancellation of, the ADSs. As a result of the termination of the Company’s ADR program in accordance with the Deposit Agreement, upon the Termination Date, holders of ADSs will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying Shares (the “Mandatory Exchange”) at a rate of one (1) Share for each ADS cancelled.

If you hold your ADSs as a beneficial owner through the systems of The Depository Trust Company (“DTC”) and through your bank, broker or other nominee (“in street name”), it is expected that you will have your ADSs automatically cancelled and will automatically receive your Shares through the DTC account of your nominee without taking any action.

If you hold your ADSs as a registered holder in electronic form (non-certificated), it is expected that you will have your ADSs cancelled and will receive your Shares in book-entry form in the direct registration system (“DRS”).1 You will be contacted by Equiniti Trust Company, LLC (“Equiniti”), proximate to the Termination Date, with instructions on how to access your Shares following the Termination Date and your Shares will be reflected on a DRS statement issued by Equiniti following the Termination Date. You should contact Equiniti following the Termination Date if you have any questions.

If you hold as a registered holder with a physical ADR certificate representing your ADSs, the Shares to which you are entitled will be made available for delivery to you by Equiniti, upon surrender of your outstanding ADR certificate accompanied by appropriate documentation, including a letter of transmittal. Equiniti will contact you on or promptly following the Termination Date at your address registered in the books of the Depositary with additional information and instructions.

As a registered holder (whether certificated or electronic form), if you expect to transact in the Shares on or approximate to the Termination Date, consider moving your ADS position in street name with a broker in DTC in advance of the Books Closure Date to avoid delays in delivery. You are also encouraged to verify that your address on file in the records of the Depositary is current and accurate to receive communications and instructions from Equiniti without delay.

After effectuating the Mandatory Exchange, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the ADSs and the Shares.

Date: July 29, 2026	Citibank, N.A., as Depositary

[1]	You may at any time after the Termination Date request a certificate representing your Shares by contacting Equiniti.

2